Exhibit 21.1

Subsidiaries of Semtech Corporation

•	Semtech Corpus Christi Corporation (a Texas corporation)

•	Semtech Corpus Christi, S.A. de C.V. (una Sociedad Mercantil de Nacionalidad Mexicana)

•	Semtech New York Corporation (a Delaware corporation), doing business as Semtech, Semtech HID, Semtech HID and System Management, Semtech Human Input Device and System Management, USAR Systems, USAR

•	Semtech San Diego Corporation (a California corporation), doing business as Edge Semiconductor Corporation, Edge Semiconductor, Semtech High Performance Products, Semtech ATE Division, Semtech San Diego, Semtech

•	Semtech (International) AG (a Swiss company limited by shares)

•	Semtech France SARL

•	Semtech Germany GmbH

•	Semtech Limited (a private limited company under the Companies Act 1948 to 1967 of the United Kingdom, registered in Scotland)

•	Semtech Switzerland GmbH (a Swiss limited liability company)